Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

August 29, 2012

WRITER’S DIRECT LINE

(212) 838-8040

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re: Methes Energies International Ltd.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 14, 2012

File No. 333-182302

On behalf of Methes Energies International Ltd. (the “Company”) this letter responds to the Staff’s comment letter dated August 27, 2012 regarding the Company’s Registration Statement on Form S-1. Our responses are keyed to the number of each comment in your letter. For the convenience of the Staff’s review, we have set forth the comment contained in the letter above each respective response. All page references in the responses below are to Amendment No. 1.

Management’s Discussion and Analysis . . . , page 22

Factors Influencing Our Results of Operations, page 23

1.        We note your response to comment 12 of our letter dated July 17, 2012. Please revise your discussion on page 24 to include the clarifying information contained in your response, particularly the example that one new major customer accounted for 51% of your total revenues as of the six months ended May 31, 2012. We also note the disclosure on page F-19 that indicates that “Two major customers comprised 54% and 28% of total revenue for the six months ended May 31, 2012.”

We have added the following new paragraph on page 24 after the first two sentences of the paragraph under the heading “Dependence on Significant Customers.”

“Potential customers for biodiesel regularly bid for biodiesel in the spot market at prices that are quoted on a daily basis. As a matter of convenience, we prefer to deal with customers with whom we have had a past relationship, although the specific customers to whom we sell have varied over time. The loss of one or more customers who have been among our largest customers historically would not have a material adverse effect on our business because we believe that customer or customers could be replaced by one or more new customers regularly bidding for biodiesel, and we believe this will continue to be the case. For example, in the six months ended May 31, 2012, one new major customer accounted for 28% of our total revenue and our largest customer in the year ended November 30, 2011 declined to 54% of total revenue in the six-month period ended May 31, 2012 from 79% of total revenue in same period in fiscal 2011.

Results of Operations, page 26

2.        We note your response to comment 14 of our letter dated July 17, 2012. Please further revise your disclosure to quantify each factor contributing to the increase in biodiesel cost of goods sold on pages 27 and 29. In this regard, we note you state that the increase in cost of goods sold is primarily due to costs associated with the increase in the quantity of biodiesel sold, but you do not quantify the different factors you identify as contributing to the increase in the costs of biodiesel. Refer to Item 303(a)(3)(i) of Regulation S-K.

We have revised the last sentence of the explanation of Biodiesel Cost of Goods Sold for the years ended 2010 and 2011 to read as follows:

“If the average feedstock price and the price paid for biodiesel purchased from other biodiesel producers in Canada remained constant from the year ended November 30, 2010 to the end of the same period in 2011, the increase in gallons of biodiesel sold would have resulted in a $1.73 million increase in the related biodiesel cost of goods sold. The increase in average feedstock prices from fiscal 2011 to 2012 resulted in $2.84 million of the increase in biodiesel cost of goods sold, and the higher price paid for biodiesel purchased from others resulted in $1.74 million of this increase.”

We have revised the last sentence of the explanation of Biodiesel Cost of Goods Sold for the six-months ended May 31, 2011 and 2012 to read as follows:

“If the average feedstock price and the price paid for biodiesel purchased from other biodiesel producers in Canada remained constant from the six months ended May 31, 2011 to the end of the same period in 2012, the increase in gallons of biodiesel sold would have resulted in a $1.31 million increase in the related biodiesel cost of goods sold. The increase in average feedstock prices from the six months ended May 31, 2011 to the end of the same period in 2012 resulted in $195,000 of the increase in biodiesel cost of goods sold and the higher price paid for biodiesel purchased from others resulted in $152,000 of this increase.”

Liquidity and Capital Resources, page 30

3. We note your response to comment 17 of our letter dated July 17, 2012 and the revisions related thereto. You state on page 31 that there was “a decrease in inventories of $535,000” for the six months ended May 31, 2012 and that inventory turnover was seven times for that period as a result of “lower period end inventory.” Please revise to explain the reason(s) for the decrease in inventories. We note your disclosure on pages 28-29 that “The resulting buildup of biodiesel inventories in December 2011 reduced the demand for B100 in January and February 2012.” Accordingly, it would appear that reduced demand would result in higher inventories.

We have added the following new sentence to explain the reasons for the decrease in inventories at May 31, 2012:

“We purchase raw materials and produce biodiesel based on orders from our customers. As a result of reduced demand for biodiesel during the six months ended May 31, 2012, our purchases declined which resulted in lower level of inventory at May 31, 2012 as compared to November 30, 2011. Another factor contributing to the lower level of inventory as at May 31, 2012 was the timing of a few large shipments which were completed and delivered prior to the end of the six-month period ended May 31, 2012.”

4. We note your response to comment 18 of our letter dated July 17, 2012. You have told us that “the Sombra facility has been completed and no additional investment is required to complete development or allow it to begin full-scale production.” Please address the following:

Revise to quantify how much it cost to complete the Sombra facility and/or to bring it to full-scale production. Disclose the source(s) of these funds. We note your disclosure on page 30 that you received an aggregate $2.725 million in cash proceeds from private sales of common stock and from borrowing from one stockholder.

Revise to ensure the disclosures on pages 32 and F-7 regarding the steps you are taking to improve cash and working capital are consistent with one another. That is, we note that the paragraph on page F-7 still contains the sentence, “In order to meet its objectives, additional financing is required,” while the disclosure on page 32 has omitted this sentence.

You disclose on page 8 and elsewhere that you anticipate that Sombra will operate profitably once U.S. EPA approval is received and full-scale commercial operation commences. Revise to comment on the status of obtaining such approval, and disclose, if known, how long it has taken to obtain such approval when compared with similar entities or endeavors.

We note from page 31 that you added $550,000 of property, plant and equipment “mainly representing costs related to the Sombra facility.” Explain the nature of this PP&E.

We have added the following new last paragraph under Liquidity and Capital Resources on Page 32:

“From inception we expended $7.65 million to purchase our Sombra facility, retrofit that facility and equip it so it can begin full scale production when it receives EPA approval. These funds were expended as follows: $2.03 million for the original purchase price; $1.27 million for the costs of retrofitting and $4.35 million for Denami 3000 processors, storage tanks and other production equipment. The funds used to purchase and complete the Sombra facility were provided by the cash proceeds from private sales of common stock, monies borrowed from a stockholder and a $1.5 million term loan discussed below.

We have also added the following disclosure to the discussion of our Sombra facility on page 44.

“We filed our application for EPA approval on July 21, 2012 and expect to receive approval in September 2012. In three previous applications we filed for EPA approval of biodiesel facilities, approvals were issued between four and ten weeks following filing.”

We have conformed the disclosures on pages 32 and F-7 and modified the end of the sentence “In order to meet its objectives, additional financing is required,” to read “additional financing was required at May 31, 2012, which financing has or will be provided as follows: …

We have revised the end of the sentence on page 31 to read “…for additions to property, plant and equipment of $550,000 representing the remaining purchase price and installation cost of Denami 3000 processors, costs of storage tanks and building renovation.

5. In response to prior comment 18, you told us that “During the six months ended May 31, 2012, our net cash used in operating activities was $41,000 or approximately $6,800 per month.” Since your net cash used in operating activities as reported in the statement of cash flows includes non-cash and other adjusting items, as previously requested, please revise to provide a discussion of the extent to which you are actually using funds in your operations on a monthly basis. Disclose your anticipated operating cash requirements once the Sombra facility commences full-scale production and address the difference, if material, to the amounts used currently.

We have added the following new last sentence to the third paragraph under “Operating Activities” under Liquidity and Capital Resources on Page 31:

“Our current operating cash requirement is approximately $213,000 per month. However, once the Sombra facility commences full-scale production, we expect to generate positive cash flow from operations.”

Business, page 36

Growth Plan, page 36

6. We note your response to comment 20 of our letter dated July 17, 2012. Please revise this section to include the information contained in your response concerning your intention to hire additional personnel promptly upon completion of the offering and to actively pursue the elements of your growth plan as rapidly as possible. Additionally, in the second bullet point, please include the information from your response concerning EPA approval.

We have added the following penultimate sentence to the third bullet point on page 37:

“We intend to hire additional marketing and sales personnel upon completion of this offering in order to pursue our growth plan.”

Supplementally this will advise that the additional personnel referred to in our prior response were not production personnel at Sombra who have already been hired.

We have revised the end of the first sentence of the second bullet point to read; “…at or near its rated capacity of 13 mgy, upon receipt of EPA approval, which is expected in September 2012.”

Underwriting, page 64

Representative’s Warrant, page 65

7. We note your response to comment 41 of our letter dated July 17, 2012. Supplementally, please confirm, if true, that the representative’s warrants are exercisable within one year. In this regard, we note your disclosure that the representative’s warrants are issuable upon completion of the offering and exercisable on the first anniversary of the effective date.

Supplementally, please be advised that the representative’s warrants are not exercisable until the first anniversary of the effective date of the offering.

Exhibits and Financial Statement Schedules, page II-3

8. We note your response to comment 44 of our letter dated July 17, 2012. Given that TKMS is your exclusive manufacturer of your Denami 600 and Denami 3000 processors (see page 43), please tell us what consideration you gave to filing the TKMS agreement as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In your response, please clarify for us whether other suppliers are producing the Denami processors either for you or for third parties, processors for which you state on page 43 that you own all intellectual property rights. In this regard, we note from your response that TKMS is not a unique source for the equipment you purchase, which you state is produced by many suppliers to the pharmaceutical industry. Finally, please disclose your plans for the production of your Denami processors upon expiration of your agreement with TKMS on September 30, 2012.

Although we believed the TKMS Agreement did not meet the definition of a material agreement requiring filing for the reasons stated in our response to comment 44 in our prior letter, we have now filed the current TKMS agreement, which has a term expiring in August 2015. Supplementally, please be advised that all Denami processors have been produced by TKMS, the Prospectus notes that the arrangements with TKMS are exclusive and the Agreement is now for a term expiring in August 2015. We have also revised the paragraph on page 43 describing our relationship with TKMS to add the following new penultimate sentence: “We expect to continue to retain TKMS as the exclusive manufacturer of our processors until the expiration of the current term of our agreement in August 2015.”

Very truly yours,

/s/ Stephen A. Zelnick
Stephen A. Zelnick